UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Field Guide to Evil, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 19, 2016

Physical address of issuer
160 Greentree Drive, Suite 101, Dover, DE 19904

Website of issuer
www.fieldguidetoevil.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$467,687.84	$122,221.82
Cash & Cash Equivalents	$66,857.20	$122,221.82
Accounts Receivable	$500.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$7,123.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$133.19	-$347,264.33

May 3, 2019

FORM C-AR

Field Guide to Evil, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Field Guide to Evil, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.fieldguidetoevil.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 3, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Field Guide to Evil, LLC (the "Company") is a Delaware Limited Liability Company, formed on December 19, 2016. The Company is currently also conducting business under the name of Drafthouse Films, LLC Drafthouse Media, LLC.

The Company is located at 160 Greentree Drive, Suite 101, Dover, DE 19904.

The Company's website is www.fieldguidetoevil.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The company intends to produce and market the feature theatrical project currently known as "The Field Guide to Evil"

RISK FACTORS

Risks Related to the Company's Business and Industry

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky.
We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which docs not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted, The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing, If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized, Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

We expect that we will initially derive a significant percentage of our revenue from a single source, the production of the Field Guide to Evil motion picture, which could adversely affect us.

Unlike most of the major studios. which are part of large diversified corporate groups with a variety of other operations. we currently depend primarily on the success of the feature film that we plan to produce. For example. unlike us. many of the major studios are part of corporate groups that include television networks. cable channels and other distribution platforms that may provide sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. We, on the other hand. expect to derive a significant percentage of our revenue from a single source---our feature film-and our lack of a sufficiently diversified business model could adversely affect us if our film or other properties fail to perform to our expectations.

There are significant risks associated with motion picture industry.
The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk, Commercial success is primarily determined by audience reaction, which is unpredictable, the completion and commercial success of a motion picture also depends upon other factors, such as:

• talent and crew availability;

• financing requirements;

• distribution strategy, including the time of the year and the number of screens on which a motion picture is shown;

• the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;

• critical reviews;

• the availability of alternative forms of entertainment and leisure time activities;

• piracy and unauthorized recording, transmission and distribution;

• general socioeconomic conditions and political events; and

• other tangible and intangible factors,

All of these factors can change and cannot be predicted with certainty. In addition. motion picture attendance is seasonal. with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

The production and marketing of feature films and other properties is capital-intensive and our capacity to generate cash from our projects may be insufficient to meet our anticipated cash requirements.
The costs to develop, produce and market a film are substantial. Although we will generally retain the right to exploit each film that we release, the size of our library is much smaller than the libraries of the major U.S. studios, which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that supplement the cash flow generated by newly released films. Many of the major studios use these cash flows. as

well as cash flows from their other businesses. to finance the production and marketing of films. We will not be able to rely on such cash flows to the same extent and will be required to fund our projects in development and production and other commitments with cash retained from operations, the proceeds of the films that are generating revenue and borrowings. If our films fail to perform, we may be forced to seek sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new feature films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our cash flows, growth or business.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 1, 2017, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The costs of filing, prosecuting, defending and enforcing our intellectual property rights;

* The cost and delays in the production of our films that may result from changes in regulatory requirements applicable to our films;

* Sales and marketing efforts to bring our films to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of market acceptance of our film.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.

If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on December 19, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our film is highly competitive.

We face competition with respect to any films that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our films is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ant Timpson and Tim League who are producers of the films that our Company plans to develop. The Company has or intends to enter into employment agreements with Ant Timpson and Tim League although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ant Timpson and Tim League or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Ant Timpson and Tim League in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Ant Timpson and Tim League die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles

and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute our films and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

There is substantial uncertainty that we will continue operations as a going concern, in which case you could lose your entire investment.
Our future existence remains uncertain. We were only recently formed, have generated no revenues to date and will have losses from our operations before we are able to generate revenues, We will require additional capital to execute our business plan, This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations.

Our operating results are primarily dependent on the success of our television series and forecasting revenue and associated gross profits from our television series is extremely difficult.
For the next few years, our revenue, operating results, and earnings per share will be largely dependent upon the timing and amount of worldwide revenues and marketing and distribution costs for Field Guide to Evil. Marketing and distribution costs include worldwide release costs, costs related to merchandise and other distribution costs including third party participations and residuals. For our business to be successful, our Field Guide to Evil film must achieve success and it is difficult to predict the success prior to its release at a date to be determined. Even if the film has a very successful worldwide run, it is difficult to predict the feature film, merchandising and ancillary revenue streams, if any. While customer acceptance of a film is initially measured by viewing audience, customer acceptance within each follow-on product category, such as merchandise, depends on factors unique to each type of product, such as pricing, competitive products, and the time of year or state of the economy into which a product is released, among many other factors. In addition, the degree of customer acceptance may vary widely among foreign countries. While a film's success is often a good indicator of general audience acceptance, the relative success of follow-on products is not always directly correlated, and the degree of correlation is difficult to predict.

There are significant risks associated with motion picture industry.
The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk, Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

- talent and crew availability;

- financing requirements;

- distribution strategy, including the time of the year and the number of screens on which a motion picture is shown;

- the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;

- critical reviews;

- the availability of alternative forms of entertainment and leisure time activities;

- piracy and unauthorized recording, transmission and distribution;

- general socioeconomic conditions and political events; and

- other tangible and intangible factors,

All of these factors can change and cannot be predicted with certainty. In addition. motion picture attendance is seasonal. with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

We expect that we will initially derive a significant percentage of our revenue from a single source, the production of the Field Guide to Evil motion picture, which could adversely affect us.
Unlike most of the major studios. which are part of large diversified corporate groups with a variety of other operations. we currently depend primarily on the success of the feature film that we plan to produce. For example. unlike us. many of the major studios are part of corporate groups that include television networks. cable channels and other distribution platforms that may provide sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. We. on the other hand. expect to derive a significant percentage of our revenue from a single source-our feature film-and our lack of a sufficiently diversified business model could adversely affect us if our film or other properties fail to perform to our expectations.

The production and marketing of feature films and other properties is capital-intensive anti our capacity to generate cash from our projects may be insufficient to meet our anticipated cash requirements.
The costs to develop. produce and market a film are substantial. Although we will generally retain the right to exploit each film that we release. the size of our library is much smaller than the libraries of the major U.S. studios. which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that supplement the cash flow generated by newly released films. Many of the major studios use these cash flows. as well as cash flows from their other businesses. to finance the production and marketing of films. We will not be able to rely on such cash flows to the same extent and will be required to fund our projects in development and production and other commitments with cash retained from operations. the proceeds of the films that are generating revenue and borrowings. If our films fail to perform. we may be forced to seek sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new feature films or may be available only on terms that are disadvantageous to us. either of which could have a material adverse effect on our cash flows. growth or business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The company intends to produce and market the feature theatrical project currently known as "The Field Guide to Evil."

Business Plan

The Field Guide to Evil is the follow-up film series from the creators of the cult classic ABCs of Death series. The ambitious global anthology will unveil a series of myths, lore, and folktales that have captivated, galvanized, and frightened communities throughout history. We expect that eight of today' s genre film makers from around the globe will bring these ominous tales to life. Producers include Tim League, the founder of the Alamo Drafthouse Cinema. which was named the "Number One Theater in America" by Entertainment Weekly, and Ant Timpson, who produced the anthology series The ABCs of Death and feature films such as Turbo Kid, Deathg asm, Housebound, and The Greasy Strangler. We expect that our company will be supported by Drafthouse Films, the film distribution arm of the Alamo Drafthouse Cinema, which distributes films theatrically, through home video, video on demand (VOD), and their direct-to-consumer platforms. However, we do not have any contract with Drafthouse Cinema and Drafthouse Cinema does not currently have any obligations to us.

The Field Guide to Evil is a brand-new anthology, a feature-length film that will unveil malevolent folktales that have captivated and frightened communities throughout history. We expect that the film will be directed by what we believe to be some of the world's most exciting new directorial voices including Veronika Franz & Severin Fiala (GOODNIGHT MOMMY). Peter Strickland (THE DUKE OF BURGUNDY). Agnicszka Smoczynska (THE LURE). Katrin Gebbe (NOTHING BAD CAN HAPPEN). Can Evrenol BASKIN). Calvin Reeder (THE RAMBLER). Ashim Ahluwalia (MISS LOVELY). and Yannis Veslemes. (NORWAY).

The predecessor ABCs of Death franchise was sold in all major territories and through various platforms. including such SVOD & VOD platforms as Netflix. Amazon. Comcast and others. The brand has potent awareness in the global horror community. The fan page has 140.000 likes on Facebook and the trailers for the films have been seen in their millions. We expect the Field Guide to Evil to perform in a similar manner.

Similar to the ABCs of Death franchise. we expect that Field Guide to fail will premiere at a major film festival. We hope that we will be able to sell the film to a like-minded distributor for full distribution worldwide. As a backstop, we believe we will be able to leverage Tim League's Drafthouse to distribute the title worldwide. Our company was recently formed in December 2016. The sole purpose of the Company is to produce and distribute the Field Guide to Evil film.

History of the Business

Our Company was formed in December 2016. The sole purpose of the Company is to produce and distribute the Field Guide to Evil film.

Competition

The Company's primary competitors are Comparable projects include V/H/S (an American anthology horror film that features a series of found-footage shorts), The ABCs of Death (a compilation of 26 horror shorts from 26 different directors), The Greasy Strangler (a comedy horror film), Southbound (American anthology horror film), and Turbo Kid (post-apocalyptic comedy).

There are hundreds of movies made outside of the studio system every year. The industry encourages this as films are both commerce and art. Our founders have a history of producing profitable moves that advance this medium. Our founders have shown prior films at premieres at high profile festivals and have received full distribution through every means available.

Customer Base

Our current customers are fans of independent genre cinema. They tend to be between the ages of 20-40 and come from all economic and educational backgrounds. They consume content through different mediums - theatrical, digital, packaged goods, and broadcast.

Intellectual Property

The Company is dependent on the following intellectual property:

The film has been submitted for copyright

Governmental/Regulatory Approval and Compliance

The government doesn't regulate filmmaking. Although media companies and the film industry, in general, are not regulated per se in the United States, certain foreign markets where we expect to distribute our films in the future may have regulations that might affect our product offerings.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 160 Greentree Drive, Suite 101, Dover, DE 19904

The Company conducts business in Delaware.

MEMBERS, OFFICERS AND EMPLOYEES

The members and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Tim League

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Managing member from inception (December 2016)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Creative Director at Fantastic Fest Film Festival from May 2005 to present and Founder at Alamo Drafthouse Cinema May from 1997 to present.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Texas and New Zealand.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	1
Voting Rights	One vote per unit of membership interest.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The revenue participation rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. Accordingly, holders of the membership interests are the only persons entitled to vote or participate in any way in the business and affairs of the Company.

Securities issued pursuant to Regulation CF:

Type of security	Revenue Participation Rights
Amount outstanding	500,000
Voting Rights	None.
Anti-Dilution Rights	None.

Indebtedness

The Company does not have any indebtedness outstanding as of the date of this Form C-AR. The Company, however, may incur indebtedness in the future, including indebtedness that has priority in terms of payment or upon liquidation over the revenue participation rights issued in the offering pursuant to Regulation CF.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Revenue Participation Rights	500,000	$500,000.00	Film production and general	March 24, 2017	Regulation CF

			working capital		

Ownership

The entirety of the Company (all of the outstanding membership interests) is owned by Tim League, who is the sole member of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Tim League	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

This is a newly created entity with no prior earnings nor cash flows.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: broadcast and home video date later this summer and continued digital exploitation.

Liquidity and Capital Resources

On March 24, 2017 the Company conducted an offering pursuant to Regulation CF and raised $500,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Tim League
(Signature)

Tim League
(Name)

Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Tim League
_____
(Signature)

Tim League
_____
(Name)

Member
_____
(Title)

May 3, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Tim League, being the sole member of Field Guide to Evil, LLC (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Tim League
_____
(Signature)

Tim League
_____
(Name)

Member
_____
(Title)

May 3, 2019
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Field Guide to Evil, LLC
For the Twelve Periods Ending December 27, 2018

	2018
ASSETS	
Current Assets	
Cash	$66,857.20
Accounts Receivable	$500.00
Due from/(to)---Alamo Drafthouse Cinemas	($3,254.20)
Due from/(to)---Drafthouse Media	$6,476.46
Prepaid Assets	$397,108.38

Total Current Assets	$467,687.84

TOTAL ASSETS	$467,687.84
	============
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$0.00

Total Current Liabilities	$0.00

Total Liabilities	$0.00
MicroVentures - - -Field Guide to Evil	($469,164.60)
Retained Earnings	$1,609.95
Net Income	($133.19)

Total Equity	($467,687.84)

TOTAL LIABILITIES AND EQUITY	($467,687.84)
	============

Field Guide to Evil, LLC
For the Twelve Periods Ending December 27, 2018

	2018
Income	
Theatrical Film Revenue	500.00
Film Festivals	6,623.00

Total Income	7,123.00
Expenses	
Publicity Fees	3,000.00
Miscellaneous Materials	20.10
Screeners	125.89
Transportation	23.18
Bank Fees	230.20
Postage & Delivery	149.85
Printing	15.59
Seminars/ Conferences	3,125.00
DE Franchise Tax Fee	300.00

Total Expenses	6,989.81

Net Income	133.19
	============

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
1000 · Bank Accounts	
1010 · Checking 586035811649	122,221.82
Total 1000 · Bank Accounts	122,221.82
Total Checking/Savings	122,221.82
Total Current Assets	122,221.82
TOTAL ASSETS	**122,221.82**
LIABILITIES & EQUITY	
Liabilities	
Total Long Term Liabilities	0.00
Total Liabilities	0.00
Equity	0.00
Net Income	-347,264.33
Total Equity	-347,264.33
TOTAL LIABILITIES & EQUITY	**-347,264.33**

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Total Income	0.00
Gross Profit	0.00
Expense	
6000 · Production	
6001 - Production Expenses	337,932.68
6002 - Post Production Expenses	7,721.70
Total 6100 · Production Expenses	345,654.38
6200 · Overhead Charges	
6201 - Legal	1,125.00
6202 - Banking	484.95
Total 6200 · Overhead Expenses	1,609.95
Total Expense	347,264.33
Net Ordinary Income	-347,264.33
Net Income	**-347,264.33**